UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ENTRÉE GOLD TO RING OPENING BELL

AT TORONTO STOCK EXCHANGE

Vancouver, B.C., Monday, September 25, 2006 - Entrée Gold Inc. (TSX: ETG; AMEX: EGI; Frankfurt: EKA – “Entrée” or the “Company”) will ring the opening bell at the Toronto Stock Exchange on September 26, 2006, to mark its listing on Canada’s senior equities market.

Entrée graduated to the TSX on April 24, 2006, where its common shares trade under the symbol “ETG.” The Company also trades on the American Stock Exchange under the symbol “EGI”, and the Frankfurt Stock Exchange under the symbol “EKA.”

Greg Crowe, Entrée's President and CEO commented: "Our graduation to the TSX in April was a significant milestone in our corporate development. We look forward to continuing to build our presence on the Exchange, as we advance our copper and gold prospects in Mongolia and Arizona."

The bell-ringing ceremony will be made available on the Entrée Gold website, at www.entreegold.com, following the event.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. It has approximately 70,708,000 shares outstanding, over CAD$20 million in cash, and no debt.

Entrée is a large landholder in Mongolia, where it owns a 100% interest in mineral concessions comprising the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds the 8,500 hectare, Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”).

The Company has also recently acquired an early-stage, copper porphyry project in Arizona, USA.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date September 25, 2006
By: /s/ Mona Forster Mona Forster, Corporate Secretary